EXHIBIT 99.4

Amryt Announces Positive Long-Term Safety and Efficacy Data confirming the role for Mycapssa® (oral octreotide) in the management of Acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide

- Acromegaly patients were exposed to Mycapssa® during the global Open-Label Extension (OLE) of the MPOWERED Phase 3 Trial for a maximum of 3.5 years.

- Patients switching from injectable Somatostatin Receptor Ligands (iSRLs) to Mycapssa® during the OLE reported improved acromegaly symptom control on Mycapssa®. 47% reported very good or excellent symptomatic control at the end of the Randomized Control Treatment (RCT) phase when treated with iSRLs, increasing to 79% at the end of the OLE when treated with Mycapssa®.

- In addition, patients switching to Mycapssa® reported an improvement in treatment satisfaction and convenience that was statistically significant.

- The study demonstrated that patients maintained their long-term biochemical response with 94%, 90% and 93% of patients maintaining response at year 1, 2 and 3 of the open-label extension respectively.

- IGF-1 levels were stably maintained within normal limits at the end of the OLE period (median IGF-1 levels at Baseline and at the end of the OLE were 0.82 and 0.83 respectively).

- Patients in the OLE demonstrated a median compliance rate of 99%.

- The long-term safety profile of Mycapssa® during the OLE was consistent with that observed in prior studies.

DUBLIN, Ireland, and Boston MA, January 11, 2022, Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today presents long-term safety and efficacy data from the open-label extension (OLE) of its global Phase 3 MPOWERED non-inferiority clinical trial that compared Mycapssa® (oral octreotide capsules) to long-acting iSRLs for maintenance of biochemical response in patients with acromegaly. The MPOWERED trial was designed to support the marketing authorization application for Mycapssa® by the EMA which is currently under evaluation. Mycapssa® is approved in the United States for long-term maintenance treatment in acromegaly patients who have responded to and tolerated treatment with injectable octreotide or lanreotide.

Prof. Maria Fleseriu, M.D., FACE, Professor of Medicine and Neurological Surgery, Director Pituitary Center at Oregon Health & Science University, Principal Investigator of the trial commented: “This data further supports the long-term safety and efficacy of oral octreotide (Mycapssa®), the first approved oral SRL in the maintenance of symptoms’ and biochemical control in selected acromegaly patients who were previously biochemically controlled on monthly iSRLs. 47% of patients reported very good or excellent symptom control at the end of the RCT phase when treated with iSRLs, increasing to 79% at the end of the OLE when treated with oral octreotide. This could play an important role in the treatment paradigm for selected patients that continue to have clinical symptoms of GH excess despite treatment with monthly iSRLs.”

Dr. Mark Sumeray, Chief Medical Officer of Amryt, commented: “We are very encouraged by the statistically significant improvement in treatment satisfaction and convenience reported by patients. The long-term durability of biochemical and clinical response, together with the consistent favorable safety profile of Mycapssa® in this open-label extension phase of the study further supports Mycapssa’s® potential to become a standard of care for patients with acromegaly.”

MPOWERED Phase 3 Trial – Open-Label Long-Term Safety & Efficacy Data
60 patients that completed the 15 months core treatment phase elected to continue treatment with Mycapssa® in the MPOWERED open label extension study. During the RCT 19 patients were treated with iSRLs and 35 were treated with Mycapssa®. In addition, 6 patients were treated with a combination of Mycapssa® and cabergoline.

Key study outcomes included:

  93%, 91% and 92% of patients completed year 1, 2 and 3 of the OLE, respectively, out of those that entered each year
  The average IGF-1 levels of enrolled patients were stably maintained within the normal limits at the end of the OLE period (median IGF-1 levels at Baseline and at the end of the OLE were 0.82 and 0.83 respectively)
  86%, 81% and 87% of all patients maintained their biochemical response at year 1, 2 and 3 of the OLE respectively, while utilizing a non-response imputation (any treatment discontinuation is regarded as no-response)
  94%, 90% and 93% of patients maintained their biochemical response at year 1, 2 and 3 of the OLE respectively, while utilizing the last observed carried forward (LOCF) imputation in patients treated with Mycapssa® monotherapy
  Of patients switching from iSRLs to Mycapssa® during the OLE, 47% reported excellent or very good symptomatic control (5% and 42% respectively) at the end of the Randomized Control Treatment (RCT), increasing to 79% at the end of the OLE (32% and 47% respectively)
  58% had at least 3 active acromegaly symptoms on iSRLs at the end of the RTC decreasing to 37% at the end of the OLE after switching to Mycapssa®
  In addition, patients treated with iSRLs during the RCT improved when treated with Mycapssa® in the OLE on the Emotional, GI interference, Treatment convenience and Treatment satisfaction domain scores of the Acromegaly treatment satisfaction questionnaire (Acro-TSQ, a validated acromegaly patient reported outcome tool)
  Acromegaly patients were exposed to Mycapssa® during the OLE for a median treatment duration of 2.2 years and a maximal exposure of 3.5 years. Including the 15 months core treatment phase, 10 patients were treated for more than 4 years and 22 patients for more than 3 years
  Patients in the OLE demonstrated a median compliance rate of 99% over this period of time
  The long-term safety profile of Mycapssa® during the OLE, was consistent with the safety profile observed during the core study (Run-in plus RCT) with no new safety signals with long- term exposure

About the MPOWERED Phase 3 Trial
The MPOWERED trial was a global, randomized, open-label and active-controlled, 15-month trial intended to support approval of Mycapssa® in the European Union. Chiasma/Amryt completed enrollment of 146 adult acromegaly patients into the trial in June 2019, of which 92 patients who were deemed responders to octreotide capsules per the protocol following a six-month run-in were randomized to either octreotide capsules (n=55) or iSRLs (octreotide long-acting release or lanreotide autogel) (n=37). These patients were then followed for an additional nine months in the randomized controlled treatment (RCT) phase. At the end of the RCT phase patients were provided the option to continue into an open label phase and receive Mycapssa®.

The study met its primary non-inferiority endpoint. 91% of patients on Mycapssa® maintained insulin-like growth factor 1 (IGF-1) response (95% CI = 80%, 97%), throughout the RCT, compared to 100% on iSRLs (95% CI = 91%, 100%). Response was defined as the time-weighted average of IGF-1 <1.3 x upper limit of normal (ULN) during the 9-month RCT phase.

FDA APPROVED INDICATION AND USAGE

Mycapssa® (oral octreotide) delayed-release capsules, for oral use, is a somatostatin analog indicated for long-term maintenance treatment in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.

IMPORTANT SAFETY INFORMATION

WARNINGS AND PRECAUTIONS
Mycapssa® can cause problems with the gallbladder. Monitor patients periodically. Discontinue if complications of cholelithiasis are suspected.

Blood sugar, thyroid levels, and vitamin B12 levels should be monitored and treated accordingly.

Bradycardia, arrhythmia, or conduction abnormalities may occur. Treatment with drugs that have bradycardia effects may need to be adjusted.

The full US Prescribing Information for Mycapssa® is available at www.mycapssa.com.

About Acromegaly
Acromegaly typically develops when a benign tumor of the pituitary gland produces too much growth hormone, ultimately leading to significant health problems. Common features of acromegaly are facial changes, intense headaches, joint pain, impaired vision and enlargement of the hands, feet, tongue and internal organs. Serious health conditions associated with the progression of acromegaly include type 2 diabetes, hypertension, respiratory disorders and cardiac and cerebrovascular disease. Amryt estimates that approximately 8,000 adult acromegaly patients are chronically treated with somatostatin analog injections in the United States.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (oral octreotide) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB and is under review by the FDA and EMA.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com